(d)(1)(D)(iv)

May 1, 2020

Voya Investors Trust

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

By this letter dated May 1, 2020, we have agreed to waive a portion of the management fee payable to us under the Investment Management Agreement, dated May 1, 2017, between Voya Investments, LLC and Voya Investors Trust (the "Agreement"), with respect to VY® T. Rowe Price International Stock Portfolio (the "Portfolio"), a series of Voya Investors Trust, in the amount of 0.04% per annum. By this letter, we agree to waive that fee for the period from May 1, 2020 through May 1, 2021.

This waiver (the "Waiver") is "outside" the Portfolio's expense limit arrangements under a separate expense limitation agreement (the "ELA"). This means that the Waiver does not reduce the Portfolio's net operating expense ratio before the ELA is applied. The waiver is deducted after the ELA is applied. However, with respect to any share class of the Portfolio that has a 0.00% expense limit, the Waiver cannot further reduce the 0.00% net expense ratio experienced by shareholders with respect to that share class.

Voya Investments, LLC acknowledges that any fees waived during the term of this letter shall not be eligible for recoupment at any time in the future.

Series	Waiver
(as a percentage
of daily net assets)
VY® T. Rowe Price International Stock Portfolio	0.04%

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Investors Trust.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

May 1, 2020

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By: /s/ Todd Modic

Todd Modic

Senior Vice President

Voya Investments, LLC

Agreed and Accepted: Voya Investors Trust

(on behalf of the Portfolio)

By: /s/ Kimberly A. Anderson

Kimberly A. Anderson

Senior Vice President

M:\FUNDS\Legal Admin\Registration Statements\Unified\IIT\2020\485b\Filing Documents\Exhibits\(D)(1)(D)(Iv) VIT4-IMA-Sidea-(TRP Intl Stock Port)-2001F.Docx